Filed by ActivCard Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 13e-4(c) under the
Securities Exchange Act of 1934
Subject Company: ActivCard S.A.
Commission File No.: 000-30612
Date: September 25, 2002

ACTIVCARD FILES S-4 REGISTRATION STATEMENT FOR REINCORPORATION
FROM FRANCE TO UNITED STATES

FREMONT, CA and SURESNES, France – September 24, 2002 – ActivCard S.A. (Nasdaq: ACTI; Nasdaq Europe: ACTI) today announced that ActivCard Corp., a recently formed Delaware corporation, has filed a Form S-4 Registration Statement under the Securities Act of 1933 with the U.S. Securities and Exchange Commission (“SEC”) for the purpose of commencing an exchange offer to enable the change of domicile of the publicly listed company of the ActivCard group of companies, currently ActivCard S.A., to the state of Delaware in the United States. In connection with this SEC filing, a similar filing is being made with the Belgian Banking and Finance Commission in connection with ActivCard’s listing with Nasdaq Europe.

About ActivCard

ActivCard, www.activcard.com, is the leader in IDentity Management (IDM) software. Our scalable IDM and strong authentication solutions are trusted by organizations – from enterprise to governments around the world. ActivCard IDM systems deliver maximum Return On Identity™ (ROI) through increased security, reduced cost, and user convenience. Our product philosophy is to provide a modular design to allow our customers to add capabilities as required, preserving their investment.

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including risks identified in the Registration Statement. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Complete details of the transaction will be set forth in the Registration Statement and other appropriate filings to be made with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND ANY OTHER DOCUMENTS THAT WE WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION APPLICABLE TO THIS TRANSACTION. Investors will be able to obtain any documents filed with the SEC relating to the transaction free of charge from the SEC’s website at www.sec.gov. In addition, you may obtain documents filed with the SEC by ActivCard Corp. and ActivCard S.A. free of charge by requesting them in writing from ActivCard, 6623 Dumbarton Circle, Fremont, California 94555, Attention: Megan O’Reilly-Lewis, telephone: 510-574-1789.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Contacts:
ACTIVCARD HQ: Megan O’Reilly-Lewis ActivCard, Inc. 510-574-1789 mlewis@activcard.com	ACTIVCARD EUROPE: Christina Zinck ActivCard Europe Suresnes, France +33 (1) 42 04 84 00 christina.zinck@activcard.fr